

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2024

Kevin Neylan
Chief Financial Officer
Federal Home Loan Bank of New York
101 Park Avenue
New York, NY 10178-0599

      Re: Federal Home Loan Bank of New York
            Form 8-K
            Filed March 1, 2024
            File No. 000-51397

Dear Kevin Neylan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Finance